Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Traded Company	NIRE 35300010230

MATERIAL FACT

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF FEBRUARY 6, 2012

DATE, TIME AND PLACE:  On February 6, 2012 at 12:30 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 9th floor in the city and state of São Paulo.

CHAIR:    Pedro Moreira Salles.

QUORUM:    The full complement of members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Having examined the account statements with respect to the fiscal year ending December 31 2011, “ad referendum” of the General Meeting and pursuant to sub-item 13.2 of the Bylaws, the Directors decided:

1)
to declare complementary interest on capital for the fiscal year 2011 equivalent to R$ 0.41640 per share, to be paid on March 13, 2012, based upon the shareholding position at the close of business on February 29, 2012 and with retention of 15% withholding tax at source, resulting in net interest of R$ 0.35394 per share, excluding from this retention corporate stockholders able to substantiate immunity or exemption. The individualized credit entry corresponding to this interest shall be made on March 13, 2012;

2)
further, on March 13, 2012, to pay interest on capital declared by this Board of Directors at its meeting on December 16, 2011, equivalent to R$ 0.2880 per share, with retention of 15% withholding tax at source, resulting in net interest of R$ 0.2448 per share, excluding from this retention corporate stockholders able to substantiate immunity or exemption. The individualized credit entry corresponding to this interest was booked on December 29, 2011 based upon the shareholding position at the close of business on December 26, 2011, as already notified;

3)	thus, stockholders with shares since December 26, 2011 shall receive interest on capital as follows:

Meeting of the Board of Directors	IOC (*) to be paid on March 13, 2012
Declared on December 16, 2011	R$ 0.24480 per share
Declared on February 6, 2012	R$ 0.35394 per share
Total	R$ 0.59874 per share
(*) the amount of the interest on capital, after 15% income tax withheld at source.

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF 2.6.2012 OF ITAÚ UNIBANCO HOLDING S.A.	Page 2

4)
to increase by 25% (from R$ 0,012 to R$ 0,015 per share) the dividends paid every month and charged to the amount of the mandatory dividend, out of the payment to be made on April 2, 2012, considering as tax base the final shareholding position dated February 29, 2012.

CONCLUSION: There being no further matters on the agenda and no members wishing to raise any further issues, the meeting was declared closed, these minutes being drafted, and having been read and approved, were signed by all. São Paulo (SP), February 6, 2012. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice-Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Israel Vainboim, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer